PEARLMAN LAW GROUP LLP Attorneys-at-Law 200 South Andrews Avenue, Suite 901 Fort Lauderdale, Florida 33301-2068 (954) 880-9484

November 27, 2017

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Worthy Peer Capital, Inc.

Amendment No. 2 to
Draft Offering Statement on Form 1-A
Submitted October 24, 2017

CIK No. 0001699834

Ladies and Gentlemen:

Receipt is acknowledged of your comment letter dated November 14, 2017, to the amendment no. 2 to the draft offering statement submitted by Worthy Peer Capital, Inc. (the “Company” or “Issue”), dated October 24, 2017.

We are hereby submitting an amended draft offering statement. Our responses are set forth below and respond numerically to the items in your comment letter.

Part I

Comment 1.

Revise to check “No” on the Item 4 question regarding pricing after qualification or advise the Staff as to the reasons the box is checked “Yes.”

Response:

The revisions has been made.

Part II

Comment 2.

Revised the cover page to disclose the format being used. See Part II, Section (a)(1) of Form 1-A.

Response:

The format has been revised.

United States Securities and Exchange Commission

November 27, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 13

Comment 3.

We note your plan of operations is to meet with potential funding sources and purchasers of Worthy Bonds. Please describe your plan of operations for the 12 months following the commencement of the proposed offering in greater detail or give the reasons such a plan is unavailable. Please refer to Item 9(c) of Form 1-A for guidance.

Response:

A revision has been made to respond to your comment.

Comment 4.

We note you won’t pay officers, directors or employees until cash permits. Please revise to describe how you will compensate employees for work they perform on your behalf during any period that cash does not permit. Please disclose if you plan to compensate employees with Worthy Bonds.

Response:

Disclosure has been made in response to your comment.

Compensation of Directors and Executive Officers, page 15

Comment 5.

We note your response to comment 5. Please revise to provide potential investors an explanation of what qualifies as a “significant capital Infusion” sufficient to begin compensating directors and executive officers or remove the phrase.

Response:

We have made revisions and deleted “significant capital infusion”.

Security Ownership of Management and Certain Security Holders, page 16

Comment 6.

We note the revisions made to the beneficial ownership table in response to comment 6. However, the share amounts listed for the three officers and directors as a group appear to total 848,750 shares, not the 908,750 you have listed for the group. Please reconcile these figures or clarify the disclosure.

Response:

The figures have been reconciled.

The Worthy Peer Capital Website, page 17

Comment 7.

We note your response to comment 7 that you have removed the restriction on the transfer of Worthy Bonds to third parties and that the securities are not transferable, subject to a servicing fee. Please disclose the amount of this servicing fee. If the amount is not presently known, please disclose how and when the fee will be determined.

Response:

Revisions have been made in response to your comment.

United States Securities and Exchange Commission

November 27, 2017

Plan of Distribution, page 20

Comment 8.

Revise to state that if any broker/dealer or other agent/person are engaged to sell the securities, a post-qualification amendment will be filed disclosing the names and compensation arrangements prior to any sales by such person.

Response:

The appropriate disclosure has been made.

Part III--Exhibits

Comment 9.

Please revise to provide all instruments defining the rights of the holders of your securities. Refer to Item 13(3) of Form 1-A for guidance.

Response:

Please see the exhibit “Worthy Bond Investor Agreement”.

On behalf of the Company, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

/s/ Charles B. Pearlman

Charles B. Pearlman